Exhibit 2.4

AMENDMENT NO. 3 TO STOCK PURCHASE AGREEMENT
THIS AMENDMENT NO. 3 TO STOCK PURCHASE AGREEMENT (this “Amendment”), dated as of December 11, 2018, is made and entered into by and between Adtalem Global Education Inc., a Delaware corporation (“Seller”) and Cogswell Education, LLC, a Delaware limited liability company (“Buyer”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
A. The Parties desire to amend the Stock Purchase Agreement (the “Agreement”), dated as of December 4, 2017, as amended by Amendment No. 1 to Stock Purchase Agreement, dated as of August 2, 2018 and Amendment No. 2 to Stock Purchase Agreement, dated as of the date hereof;
B. All capitalized terms used, but not defined, in this Amendment will have the meanings assigned to such terms in the Agreement; and
C. In accordance with Section 11.02 of the Agreement, the Parties have determined to amend the Agreement as set forth in this Amendment.
AGREEMENT
Intending to be legally bound, the Parties hereby agree as follows:
ARTICLE 1
AMENDMENTS
Section 1.01       Section 5.08(c) of the Agreement is hereby amended and restated and shall, following this Amendment, read in full as follows:
“During the first year following the Closing Date, for so long as the DOE LC is outstanding, Buyer will pay, or will cause to be paid, by wire transfer of immediately available funds to Seller, a fee equal to $1,368,718.16 (which amount constitutes two percent of the outstanding DOE LC as of the Closing Date) payable in four equal installments on a quarterly basis in arrears.  The first quarterly payment, which is due on March 11, 2019, will equal $342,179.54.  From and after the first anniversary of the Closing Date, for so long as the DOE LC is outstanding, Buyer will pay, or will cause to be paid, by wire transfer of immediately available funds to Seller, a fee equal to two percent of the outstanding amount of the DOE LC on the applicable anniversary of the Closing Date, payable in four equal installments on a quarterly basis in arrears.  For example only, if on the first anniversary of the Closing Date the DOE LC is outstanding in an amount equal to $68,435,908, Buyer will pay, or will cause to be paid, by wire transfer of immediately available funds to Seller, an amount equal to $1,368,718.16 in four equal installments of $342,179.54 on each of March 11, 2020, June 11, 2020, September 11, 2020 and December 11, 2020.”

Section 1.02       Section 9.02(a)(iii) of the Agreement is hereby amended and restated and shall, following this Amendment, read in full as follows:
“(iii) without duplication, any Liability arising directly from (A) any Action filed with or by any Governmental Authority prior to the Closing Date, (B) an Action set forth on Schedule 3.09, (C) any Action filed prior to the Closing Date, (D) any other Action against Buyer or any DVU Transferred Entity which Action (1) covers all or any part of the subject matter of any of the Actions set forth on Schedule 3.09 and (2) is commenced within the four-year period following the Closing Date or (E) any (1) Borrower Defense Claims arising from applications for Title IV Program loan repayment relief made or submitted by Title IV Program loan borrowers to the DOE prior to the Closing and (2) Borrower Defense Claims arising from applications for Title IV Program loan repayment relief made or submitted by Title IV Program loan borrowers to the DOE within the first six years post-Closing but only to the extent such Borrower Defense Claims relate to Title IV Program loan borrowers who were enrolled at the University pre-Closing, even if the DOE has yet to adjudicate such applications for relief and make a recoupment claim against the University within the same six-year period and such claims are subsequently made against the University; provided, however, that if there have been no Actions of the type described in clause (D) of this Section 9.02(a)(iii) commenced during any consecutive 12-month period beginning after the one-year anniversary of the Closing Date, then Buyer shall have no further right to indemnification pursuant to clause (D) of this Section 9.02(a)(iii) following the end of such 12-month period; or”

Section 1.03       The Agreement is hereby amended to add a new Section 9.02(a)(v), which shall read as follows:
“(v)  without duplication, and until December 31, 2031, (A) the good faith determination by Buyer after consultation with Seller that the net proceeds (including anticipated future proceeds) to any DVU Transferred Entity on the Institutional Capital Contribution to the Federal Perkins Loan Program will be less than $13,450,000, (B) the assignment of loans from any DVU Transferred Entity Federal Perkins Loan Program to the DOE or (C) the purchase of loans from any DVU Transferred Entity Federal Perkins Loan Program by any DVU Transferred Entity pursuant to CFR 34, Section 67450(g) of the Federal Perkins Loan Program regulations or as otherwise provided by the Federal Perkins Loan Program regulations, in each case of the matters described in clauses (A) and (C) of this Section 9.02(a)(v), to the extent such Liability does not result solely from conduct of Buyer or any DVU Transferred Entity after the Closing.  For the avoidance of doubt, (1) any assignment of, or attempt to assign, loans from any DVU Transferred Entity Federal Perkins Loan Program to the DOE or (2) liquidation of the Federal Perkins Loan Program, in each case, would not be deemed conduct of Buyer or any DVU Transferred Entity that would limit the obligations of Seller under this Section 9.02(a)(v).”
Section 1.04       The Agreement is hereby amended to add a new Section 9.02(d), which shall read as follows:
“(d)  Notwithstanding anything to the contrary set forth herein, in the event the DOE imposes a letter of credit (in addition to the DOE LC) upon the Buyer or the DVU Transferred Entities within the one year period following the Closing Date as a result of the activities and operations of the DVU Transferred Entities (including the University) at any time prior to Closing (including, without limitation, Liabilities arising out of the Borrower Defense Claims), Seller will promptly obtain and have issued such letter of credit on behalf of such Parties, in an amount not to exceed $10,000,000.  For the avoidance of doubt, this covenant to obtain and issue a letter of credit is in addition to, and not in lieu of, any other indemnification obligation under this Agreement.”

Section 1.05       Section 9.04(c) of the Agreement is hereby amended and restated and shall, following this Amendment, read in full as follows:
“(c) in no event will Seller’s aggregate Liability arising out of or relating to Section 9.02(a)(i)-(iv) exceed $340,000,000, plus any amount by which the DOE LC is drawn on under Section 5.08 (the “Cap”); however, notwithstanding anything in this Agreement to the contrary, Seller’s aggregate Liability under this Agreement, and Seller’s obligation to indemnify any Buyer Indemnitee under Section 9.02(a), will not exceed the Cap.  Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit, restrict, or modify the DOE’s statutory or regulatory authority to seek recourse from the DVU Transferred Entities for liabilities arising from their participation in the Title IV Programs.”
Section 1.06       The clause in Section 11.01 of the Agreement beginning with “if to Buyer, to:” is hereby amended and restated and shall, following this Amendment, read in full as follows:

“If to Buyer, to:	Cogswell Education, LLC
c/o Palm Ventures, LLC
19 W. Elm Street
Greenwich, CT 06830
Attention: Bradley Palmer
E-mail: bpalmer@palmventures.com
Facsimile No.: (203) 302-7001”.

ARTICLE 2
MISCELLANEOUS
Section 2.01       Effect of Amendment.  This Amendment will be effective as of the date first written above.  After giving effect to this Amendment, unless the context otherwise requires, each reference in the Agreement and the Exhibits, Sections, Schedules and Disclosure Schedules thereto to “this Agreement”, “the Agreement”, “hereof”, “herein” or words of like import referring to the Agreement will refer to the Agreement as amended by this Amendment.  Except as amended hereby, the Agreement will continue in full force and effect and will be otherwise unaffected hereby.

Section 2.02       Counterparts; Effectiveness.  This Amendment may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment will become effective when each Party will have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Amendment will have no effect and no Party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Amendment (in counterparts or otherwise) by electronic transmission in .PDF or other equivalent format or by facsimile will be sufficient to bind the Parties to the terms and conditions of this Amendment.
Section 2.03        Headings. The headings in this Amendment are for reference only and shall not affect the interpretation of this Amendment.
Section 2.04        Other Miscellaneous Terms.  The provisions of Article XI of the Agreement shall apply mutatis mutandis to this Amendment, and the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.
[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

SELLER:

ADTALEM GLOBAL EDUCATION INC.

By:
Name:	Stephen W. Beard
Title:	Senior Vice President and General Counsel

BUYER:

COGSWELL EDUCATION, LLC

By:
Name:	Bradley Palmer
Title:	Manager

Signature Page to Amendment No. 3 to Stock Purchase Agreement